TRANSGLOBE ENERGY CORPORATION ANNOUNCES
SECOND QUARTER 2013 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, August 12, 2013 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and six months ended June 30, 2013. All dollar values are expressed in United States dollars unless otherwise stated.

•	Second quarter production averaged 18,417 Bopd (18,539 Bopd sales);

•	Second quarter funds flow of $32.9 million;

•	Second quarter earnings of $10.4 million (includes a $19.7 million impairment loss at South Mariut and a $9.1 million gain on convertible debentures);

•	Spent $19.3 million on exploration and development during the quarter;

•	Drilled 14 wells in the quarter resulting in 12 oil wells and 2 dry holes;

•	Drilled 5 wells subsequent to the quarter resulting in 4 oil wells and 1 gas/condensate well;

•	Two new oil pool discoveries in West Bakr;

•	Collected $31.7 million in accounts receivable from the Egyptian Government during the quarter;

•	Ended the quarter with $101.4 million in cash and cash equivalents; positive working capital of $286.8 million or $189.8 million net of debt (including convertible debentures);

•	Amended the Borrowing Base Facility to re-establish the borrowing base at $100 million and to extend the term of the facility to December 31, 2017.

A conference call to discuss TransGlobe's 2013 second quarter results presented in this news release will be held Monday, August 12, 2013 at 9:00 AM Mountain Time (11:00 AM Eastern Time) and is accessible to all interested parties by dialing 1-416-695-6616 or toll-free 1-800-766-6630 (see also TransGlobe's news release dated August 6, 2013). The webcast may be accessed at http://www.gowebcasting.com/4458

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three months ended June 30			Six months ended June 30
Financial	2013	2012	% Change	2013	2012	% Change
Oil revenue	152,646	148,078	3	312,561	307,504	2
Oil revenue, net of royalties	76,223	73,633	4	155,589	150,845	3
Derivative gain (loss) on commodity contracts	—	(1)	100	—	(125)	100
Production and operating expense	17,529	11,436	53	32,061	23,402	37
General and administrative expense	6,319	6,791	(7)	13,419	13,479	—
Depletion, depreciation and amortization expense	12,060	11,762	3	23,240	23,511	(1)
Income taxes	19,416	21,333	(9)	43,337	42,918	1
Funds flow from operations*	32,887	35,174	(7)	68,892	71,262	(3)
Basic per share	0.45	0.48		0.94	0.97
Diluted per share	0.40	0.43		0.84	0.89
Net earnings	10,397	30,149	(66)	35,275	41,124	(14)
Net earnings (loss) - diluted	(183)	20,821	—	21,244	40,408	(47)
Basic per share	0.14	0.41		0.48	0.56
Diluted per share	—	0.25		0.26	0.50
Capital expenditures	19,295	14,450	34	37,488	18,922	98
Corporate acquisition	—	23,097	(100)	—	23,097	(100)
Working capital	286,805	240,236	19	286,805	240,236	19
Long-term debt, including current portion	15,224	37,855	(60)	15,224	37,855	(60)
Convertible debentures	81,830	95,043	(14)	81,830	95,043	(14)
Common shares outstanding
Basic (weighted-average)	73,884	73,235	1	73,845	73,148	1
Diluted (weighted-average)	82,345	82,056	—	82,094	80,096	2
Total assets	670,996	620,937	8	670,996	620,937	8
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Operating
Average production volumes (Bopd)	18,417	16,941	9	18,209	16,868	8
Average sales volumes (Bopd)	18,539	16,978	9	18,225	16,850	8
Average price ($ per Bbl)	90.48	95.84	(6)	94.75	100.27	(6)
Operating expense ($ per Bbl)	10.39	7.40	40	9.72	7.63	27

CORPORATE SUMMARY
TransGlobe Energy Corporation's (“TransGlobe” or the “Company”) total production averaged 18,417 barrels of oil per day (“Bopd”) during the second quarter which is up slightly from the previous quarter production of 18,001 Bopd.
In the Eastern Desert the Company continues to grow production primarily due to successful drilling and facility expansion/optimization projects. Year-to-date the Company has drilled 22 wells in the Eastern Desert resulting in 21 oil wells and 1 dry hole. At West Bakr the Company has new oil discoveries in West Bakr H and M fields which will lead to additional drilling in the future. At West Gharib the Company finalized a well stimulation contract in June and has embarked on a completion/stimulation program to complete and stimulate 15 wells that were waiting on stimulation in addition to new wells being drilled in 2013.
In the Western Desert the Company participated in four wells at East Ghazalat which resulted in two small development oil wells, a gas/condensate discovery and an exploration dry hole. At South Alamein the Company received military access approval for two exploration wells in June, which are expected to commence drilling in Q4-2013. At South Mariut, the Company met its three well obligation and relinquished the concession.
Dated Brent oil prices were lower in the second quarter, averaging $102.44 per barrel, down 9% from $112.59 per barrel in Q1-2013. The West Gharib and West Bakr crude is sold at a quality discount to Dated Brent and received a blended price of $90.48 during the quarter. The Company had funds flow of $32.9 million and ended the quarter with positive working capital of $286.8 million or $189.8 million net of debt (including the convertible debentures). The Company collected $31.7 million of accounts receivable from the Egyptian government during the quarter which resulted in an increased accounts receivable (net of excess cost oil due to Egyptian General Petroleum Company (“EGPC”)) to $222.3 million (Q1-2013 - $204.6 million) at the end of the quarter. The Company is currently in the process of finalizing a schedule of payments to be received from EGPC for the remainder of 2013. The total payments from EGPC in 2013 are expected to be in the range of $220 million to $250 million which includes an additional one and a half cargo liftings in the second half of this year worth an estimated $70 million to $75 million depending on the prevailing oil prices at the time of lifting. A typical full cargo lifting is approximately 510,000 barrels of oil.
The Company expanded and extended its $100,000,000 borrowing base facility on June 24, 2013. The syndicate consists of Sumitomo Mitsui Banking Corporation (agent and technical bank), Export Development Canada and International Finance Corporation each with a 33.33% commitment. The commitment is a 4.5 year term with stepped reductions.
The Company had net earnings in the quarter of $10.4 million, which includes a $19.7 million impairment on the relinquished South Mariut concession and a $9.1 million non-cash unrealized gain on convertible debentures. The $9.1 million gain represents a fair value adjustment in accordance with IFRS, but does not represent a cash gain or a change in the future cash outlay required to repay the convertible debentures.
In late June and early July, the government led by Mohamed Morsi was removed and a new interim government was installed following massive protests at the end of June. During this period of extraordinary political change, the Company's field operations and offices were not directly impacted. The Company continues to grow in Egypt but at a slower rate than originally planned for 2013 due to delayed approval processes and overall macro-economic pressures in Egypt which have impacted our ability to spend the capital originally budgeted for Egypt. We expect that disruptions to normal business and supply processes will continue in the medium term as Egypt works through its current macro-economic challenges. This has and will continue to impact our ability to execute our programs with the same predictability that we have historically experienced in Egypt.
The Company has a strong financial position and continues to pursue business development opportunities both within and outside of Egypt.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

The Company drilled five wells in the second quarter resulting in five oil wells (four at Arta/East Arta and one at Hana). Subsequent to the quarter two oil wells were drilled at East Arta.

The Q2 East Arta well successfully appraised a Lower Nukhul pool on the north west edge of the East Arta block which had been discovered prior to the 2012 EGPC bid round. The new East Arta well encountered a Lower Nukhul reservoir with 90 feet of net pay. The well has been perforated, stimulated and recently placed on production at an initial rate of 180 Bopd. The original discovery well initially produced 550 Bopd and is currently producing 470 Bopd after 22 months of production. Based on 3-D seismic mapping the majority of the Lower Nukhul pool appears to extend on to the NW Gharib block. The pool is estimated to contain between 10 and 40 million barrels of Petroleum-Initially-In-Place ("PIIP") (P90 to P10 respectively) based on internal estimates. Approximately 22 additional locations on 40-acre spacing will be required to define the extent of this Lower Nukhul pool.

Two of the Arta wells were drilled west of the main Arta field to appraise a new Upper Nukhul oil discovery drilled in the third quarter 2012. The Arta west discovery well also encountered a new Lower Nukhul sand which was wet. The two appraisal wells encountered Upper Nukhul oil and one of the wells encountered a Lower Nukhul oil reservoir with 18 feet of net pay. The Lower Nukhul pool is estimated to contain between 2 and 10 million barrels of PIIP (P90 to P10 respectively) based on internal estimates. Approximately 10 appraisal locations will be required to define the pool which potentially extends on to the NW Gharib block. The Arta west discovery well was completed (unstimulated) in the Upper Nukhul and is producing approximately 35 Bopd after 8 months of production. Appraisal wells (Upper and Lower Nukhul) are being completed and are scheduled for stimulation this quarter.

A development oil well was also drilled in the southern portion of the main Arta pool and another in the Hana pool. Both wells are scheduled for completion in the third quarter.

Subsequent to the quarter an Upper Nukhul oil well was drilled in the south eastern portion of the East Arta block to appraise a new pool drilled in Q3 of 2012 and a Thebes formation oil well was drilled to appraise the Thebes discovery drilled in the north east corner of East Arta in Q3 of 2012.

Year to date the Company has drilled 12 wells resulting in 11 oil wells and one dry hole at West Gharib. The rig is currently drilling a second appraisal well in the Lower Nukhul pool on the north west edge of East Arta.

Production

Production from West Gharib averaged 12,829 Bopd to TransGlobe during the second quarter, a 1% (141 Bopd) decrease from the previous quarter.

Production averaged 13,798 Bopd in April, 12,359 Bopd in May, 12,346 Bopd in June and 12,024 Bopd in July.

Production was lower in May, June and July due to a combination of unscheduled pump changes, several unrelated labor disputes which restricted our ability to truck oil to the GPC truck terminal and natural declines in production which were not offset by new wells as planned due to a prolonged contract approval process for well stimulations. A new well stimulation contract was approved in mid-June and the equipment was mobilized to the field in late June. Seven wells were stimulated in late June/July and placed on production during July. The company currently has an additional 12 cased wells scheduled for stimulation this year in addition to the planned drilling for the balance of the year, where is expected to restore production to the 13,000 to 14,000 Bopd level in Q3/Q4.

The truck receiving terminal constructed at West Bakr K station (year end 2012) allowed the company to produce West Gharib at reduced rates during several unrelated labor disputes which restricted trucking to the GPC truck terminal during May and June. The Company continues to progress a number of infrastructure projects in the West Gharib/West Bakr fields designed to ultimately deliver all West Gharib production to GPC by pipeline and eliminate oil trucking outside the West Gharib field area.

Quarterly West Gharib Production (Bopd)
	2013		2012
	Q-2	Q-1	Q-4	Q-3
Gross production rate	12,829	12,970	11,563	12,182
TransGlobe working interest	12,829	12,970	11,563	12,182
TransGlobe net (after royalties)	7,066	7,084	6,697	6,757
TransGlobe net (after royalties and tax)*	4,995	4,916	4,884	4,741
* Under the terms of the West Gharib Production Sharing concession, royalties and taxes are paid out of the Government’s share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company has drilled four wells in the second quarter resulting in four oil wells (two oil wells in the H field, one oil well in the M field and one oil well in the K field). Subsequent to the quarter, one oil well was drilled in H field and one oil well in M field.

The company drilled one development oil well in the H field which was placed on production at approximately 200 Bopd and one exploration well (H East 1X) which resulted in a new pool discovery East of H field. The H East 1X well has averaged approximately 350 Bopd during the first 20 days of production. Based on initial results, the company is planning to add several appraisal wells to the 2013/14 drilling program.
In K field the Company drilled a vertical development well in the main Asl A pool which encountered 148 feet of net Asl A oil pay based on logs. The well was initially completed and placed on production at approximately 100 Bopd but encountered a rapid increase in water production possibly due to a potentially swept (lower pressure) upper portion of the thick Asl A formation. Packer isolation testing of the well is ongoing with plans to conduct a remedial cement squeeze and re-perforation of the less water-prone intervals within the Asl A.
The main Asl A pool has produced approximately 28 million barrels of oil since being discovered in 1980, or approximately 17% of the internally estimated 169 million barrels in place. At year-end 2012, approximately 4.5 million barrels of proved plus probable (“2P”) remaining reserves were assigned to the Asl A pool which, combined with historical production, equates to an ultimate recovery factor of approximately 19%. Management believes an additional 10% to 20% recovery factor for the K field Asl A pool is possible primarily through infill and down-spaced drilling opportunities. This could increase the ultimate recovery to the 30%-40% range which is a more typical recovery factor for a high quality sandstone reservoir with an active water drive. In addition to the planned K field drilling program the company has identified a number of work-over/remedial well candidates to re-activate wells with un-swept oil potential in the K field.
In M field a successful appraisal/exploration well was drilled which encountered the main Asl A zone and three additional Asl oil zones (new pools) below the main zone. In total, the well encountered approximately 233 feet of net oil pay over the four zones. The well is currently completed in the Asl D (the lower most zone) and is producing approximately 700 Bopd.
Subsequent to the quarter, two wells were drilled resulting in oil wells in H and M fields. The H field development oil well encountered three of the producing oil zones in the H field. The well will be placed on production in mid-August from the lower most zone. The M field appraisal well extended the M west pool to the north and encountered approximately 160 feet of net oil pay over 4 zones. The well will be completed and placed on production this month.

The rig is currently moving to a development well in K field. It is expected that the drilling rig will continue working in West Bakr throughout 2013.
Production
Production from West Bakr averaged 4,889 Bopd to TransGlobe during the second quarter, a 12% (530 Bopd) increase from the previous quarter. Production averaged approximately 4,692 Bopd in April, 4,817 Bopd in May, 5,160 Bopd in June and 5,070 Bopd in July.

Production increases were attributed to new wells (K field, M field and H field) and a successful work-over/recompletions program in the M and K fields.

Quarterly West Bakr Production (Bopd)
	2013		2012
	Q-2	Q-1	Q-4	Q-3
Gross production rate	4,889	4,359	4,730	4,590
TransGlobe working interest	4,889	4,359	4,730	4,590
TransGlobe net (after royalties)	1,624	1,373	1,569	1,268
TransGlobe net (after royalties and tax)*	1,274	1,061	1,230	939
* Under the terms of the West Bakr Production Sharing concession, royalties and taxes are paid out of the Government's share of production sharing oil.
East Ghazalat, Arab Republic of Egypt (50% working interest)
Operations and Exploration
The Company has participated in two Safwa development wells and one exploration well (South Safwa 1X) during the second quarter resulting in two oil wells and one dry hole respectively. Subsequent to the quarter, a second exploration well (North Dabaa 1X) was drilled and cased as a potential Cretaceous oil and Jurassic gas/condensate well.

The two development wells (Safwa 3 and Sabbar 2) were drilled and completed as pumping Upper Bahariya oil wells. Safwa 3 was poorly developed and initially produced approximately 25 to 30 Bopd prior to being suspended. The Sabbar 2 well is producing approximately 80 Bopd after a month's production.

The Safwa South-1X exploration well was drilled to a total depth of 11,150 feet, targeting stacked zones in the Cretaceous and Jurassic. The well was abandoned as the target formations were not hydrocarbon bearing. The well cost approximately $2.8 million ($1.4 million to TransGlobe).

The North Dabaa 1X exploration well was drilled to a total depth of 14,740 feet and cased as a potential Cretaceous oil and Jurassic gas condensate well. Based on open hole well logs and samples, the well encountered approximately 8 feet of net oil pay in the Abu Roash formation and 23 feet of net gas/condensate pay in the Khatatba formation. The well will be tested utilizing the drilling rig prior to its release.

Production

Production from East Ghazalat averaged 393 Bopd to TransGlobe during the second quarter, a 16% (55 Bopd) increase from the previous quarter. Production from East Ghazalat averaged 423 Bopd to TransGlobe in April, 390 Bopd in May, 366 Bopd in June and 241 Bopd in July. July production is lower primarily due to the shut-in of Safwa 2 which was waiting on a service rig to install a new bottom hole pump. Prior to the pump failure, the well had been producing approximately 370 Bopd (185 Bopd to TransGlobe). The operator has mobilized a work-over rig to change the pump.

Quarterly East Ghazalat Production (Bopd)
	2013		2012
	Q-2	Q-1	Q-4	Q-3
Gross production rate	786	677	934	163
TransGlobe working interest	393	338	467	82
TransGlobe net (after royalties)	189	170	235	41
TransGlobe net (after royalties and tax)*	149	135	187	33
* Under the terms of the East Ghazalat Production Sharing concession, royalties and taxes are paid out of the Government's share of production sharing oil.
South Alamein, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company approved a budget for 2013 which included an initial eight-well drilling program and the development of the Boraq 2 oil discovery. The 2013 drilling program includes two Boraq appraisal wells with the balance of the program focused on exploration prospects in South Alamein.

The Company has been working closely with EGPC and the Ministry of Oil since early 2012, to obtain military surface access approvals in the South Alamein concession. In early June, the Company received military approval for two exploration wells (West Manar and Taef). The Company is cautiously optimistic that additional well approvals will be forthcoming in the near term. The Company has identified several drilling rigs for the initial two-well drilling program (with two option wells) and is targeting October to commence drilling. The West Manar and Taef exploration prospects are targeting an estimated 11 million barrels and 25 million barrels of P mean un-risked prospective resources respectively. The estimated prospective resources were independently evaluated as of December 31, 2012 by DeGolyer MacNaughton Canada Limited (“DMCL”) disclosed in the January 11, 2013 press release.

Production

Concurrently the Company is discussing a potential development lease with EGPC for the Boraq discovery which could facilitate early production from Boraq when military access approval is received. Originally the Company had budgeted for a Q4-2013 startup of production from Boraq (approximately 1,800 Bopd) with an average production rate of 460 Bopd for 2013. First oil from Boraq has been deferred to 2014 primarily due to delayed military approvals.
South Mariut, Arab Republic of Egypt (60% working interest, operated)
During the quarter, the Company drilled one exploration well (Al Hammam #1) to a total depth of 8,322 feet which was subsequently plugged and abandoned. The total well cost was approximately $2.7 million ($1.6 million to TransGlobe).

With the abandonment of Al Hammam #1, the partners have fulfilled their commitments under the terms of the Concession Agreement and elected to not proceed to the second and final two-year extension period.
The Company has incurred a charge of $19.7 million against earnings for South Mariut in the second quarter. The $19.7 million impairment charge includes $10.0 million of drilling expenses and $9.7 million of associated exploration/acquisition expenses.
NEW CONCESSIONS EGPC BID ROUND

EGPC announced that TransGlobe was the successful bidder on four concessions (100% working interest) in the 2011 EGPC bid round which closed on March 29, 2012. It is expected that the new concessions will be ratified in late 2013 or 2014 when each concession is passed into law. The new Energy Minister has announced that getting new concessions approved is a priority for his Ministry.

North West Gharib, Arab Republic of Egypt (100% WI)

The Company's primary objective was obtaining the 655 square kilometer (162,000 acre) North West Gharib concession which surrounds and immediately offsets the Company's core West Gharib/West Bakr producing concessions (~45,000 acres). At North West Gharib the Company expects to commence drilling shortly after ratification and final approval of the concession into law. The Company has identified more than 79 drilling locations based on existing well and seismic data for the area. The Company intends to identify additional exploration targets by acquiring 3-D seismic data on portions of the Concessions for which such data does not currently exist.

South West Gharib, Arab Republic of Egypt (100% WI)

The 195 square kilometer (48,000 acre) South West Gharib concession is located immediately south of the North West Gharib concession. The Company will acquire 3-D seismic over the entire concession prior to drilling exploration wells in the first exploration phase.

South East Gharib, Arab Republic of Egypt (100% WI)

The 508 square kilometer (125,000 acre) South East Gharib concession is located immediately south of the South West Gharib concession. The Company will acquire extensive 2-D and 3-D seismic over this area prior to drilling exploration wells in the first exploration phase.

South Ghazalat, Arab Republic of Egypt (100% WI)

The 1,883 square kilometer (465,000 acre) South Ghazalat concession is located in the Western Desert to the west of the company's East Ghazalat concession in the prolific Abu Gharadig basin. The Company will acquire extensive 3D seismic over this area prior to drilling exploration wells in the first exploration phase.

REPUBLIC OF YEMEN
Block S-1, Republic of Yemen (25% working interest)
Operations and Exploration
No wells were drilled during the second quarter.
Production
Field production has remained shut-in during 2013 primarily due to labour negotiations with field employees and tender of service/support contracts in the field. A settlement was reached with the field employees in early April and the operator awarded new service contracts in late May/early June. The new contractors continue negotiations with the local tribes to provide labor for the respective contracts. It is difficult to predict when the contractor negotiations will be concluded and production will be restored.

If gross field production is restored to pre-shut in levels of approximately 6,800 Bopd, Block S-1 could contribute approximately 1,700 Bopd to TransGlobe going forward.

For guidance purposes, the Company is assuming production will commence in Q4-2013 which would contribute an average of approximately 400 Bopd to TransGlobe in 2013.

Quarterly Block S-1 Production and Sales (Bopd)
	2013		2012
	Q-2	Q-1	Q-4	Q-3
Gross field production rate	—	—	3,112	3,860
Gross sales production rate	—	108	7,748	252
TransGlobe working interest	—	27	1,937	63
TransGlobe net (after royalties)	—	14	1,273	41
TransGlobe net (after royalties and tax)*	—	10	1,105	36
* Under the terms of the Block S-1 PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.

Block 32, Republic of Yemen (13.81% working interest)
Operations and Exploration
One development well was drilled at Godah during the quarter. The Godah 13 oil well is currently producing approximately 350 Bopd (gross).
Subsequent to the quarter drilling commenced on the 4,300 meter Salsala 1 exploration well in early July. Salsala 1 is located in the south western corner of the Block. The well is expected to take approximately 40 to 60 days to reach total depth. Based on internal estimates provided by the Operator, the Salsala 1 well is targeting an un-risked prospective gross resource potential of 2.6 million barrels on a P mean (most likely) basis.
Production
Production sales from Block 32 averaged 3,100 Bopd (428 Bopd to TransGlobe) during the second quarter. The reported gross sales production rate represents the amount of oil that was lifted and sold during the quarter. It is expected that sales production rates and the field production rates will vary quarter to quarter depending on the timing of tanker liftings during the respective quarter.
Field production during the second quarter averaged 2,211 Bopd (305 Bopd to TransGlobe) which is approximately 8% lower than the previous quarter due to natural declines and unscheduled pump changes during the quarter.
Field production averaged approximately 2,290 Bopd (316 Bopd to TransGlobe) during July.

Quarterly Block 32 Production and Sales (Bopd)
	2013		2012
	Q-2	Q-1	Q-4	Q-3
Gross field production rate	2,211	2,416	2,442	2,532
Gross sales production rate	3,100	1,556	3,271	1,501
TransGlobe working interest	428	215	452	207
TransGlobe net (after royalties)	264	210	253	123
TransGlobe net (after royalties and tax)*	211	113	185	96
* Under the terms of the Block 32 PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.

Block 72, Republic of Yemen (20% working interest)
Operations and Exploration
No new wells were drilled during the second quarter. The joint interest partners have approved the Gabdain #3 exploration well, subject to the resolution of logistic/security issues in the area. The current exploration phase of the PSA has been extended to October 12, 2013.

Gabdain #3 is targeting a large fractured basement prospect originally drilled at Gabdain #1 in 2010. Gabdain #1 tested approximately 170 Bopd light oil from the Kholan formation with 85% drawdown (which overlies the basement) during a two-day production test. Test rates are not necessarily indicative of long-term performance. The basement fractures at Gabdain #1 were tight and non-productive. The Gabdain #3 well is located approximately five kilometers from Gabdain #1 and is targeting fractures in the basement. It is expected that the 3,500 meter (11,500 feet) exploration well will cost approximately $11.5 million ($2.3 million to TransGlobe).

Block 75, Republic of Yemen (25% working interest)
Operations and Exploration
No wells were drilled during the quarter.

Future drilling has been suspended pending resolution of logistics and security concerns.

MANAGEMENT'S DISCUSSION AND ANALYSIS
August 9, 2013
The following discussion and analysis is management's opinion of TransGlobe's historical financial and operating results and should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the Company for the three and six months ended June 30, 2013 and 2012 and the audited Consolidated Financial Statements and management's discussion and analysis ("MD&A") for the year ended December 31, 2012 included in the Company’s annual report. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in the currency of the United States (except where otherwise noted). Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES
Forward Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, anticipated increases to the Company's reserves and production, the possible sale of the Company's assets in Yemen, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, management’s expectation for results of operations for 2013, including expected 2013 average production, funds flow from operations, the 2013 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

MANAGEMENT STRATEGY AND OUTLOOK
The 2013 outlook provides information as to management’s expectation for results of operations for 2013. Readers are cautioned that the 2013 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.
2013 Production Outlook

Production Forecast
	2013 Guidance	2012 Actual	% Change
Barrels of oil per day	19,000 - 20,000	17,496	9 - 14
2013 Updated Funds Flow From Operations Outlook
On June 20, 2013, the Company provided an update of its expected capital program, production and funds flow for 2013. Funds flow from operations guidance of $145.0 million ($1.92/share) is based on an average Dated Brent oil price of $100/Bbl (after Q2-2013) and assumes the mid-point of the production guidance. Variations in production and commodity prices during the remainder of 2013 could significantly change this outlook. An increase or decrease in the average Dated Brent oil price of $10/Bbl for the remainder of the year would result in a corresponding change in anticipated 2013 funds flow by approximately $8.2 million or $0.11/share.

Funds Flow Forecast
($ millions)	2013 Guidance	2012 Actual	% Change
Funds flow from operations	145.0	153.5	(6)
Dated Brent oil price ($ per Bbl)	100.00	111.56	(10)

2013 Capital Budget
($ millions)	2013 Guidance
Egypt	75.0
Yemen	5.0
Total	80.0
The 2013 capital program is split 72:28 between development and exploration, respectively.  The Company plans to participate in 46 wells in 2013.  It is anticipated that the Company will fund its 2013 capital budget from funds flow from operations and working capital.
The Company's Yemen divestiture process has been extended until Block S-1 production is resumed.

ADDITIONAL MEASURES
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

Reconciliation of Funds Flow from Operations
	Three Months Ended June 30		Six Months Ended June 30
($000s)	2013	2012	2013	2012
Cash flow from operating activities	16,347	24,603	68,247	26,374
Changes in non-cash working capital	16,540	10,571	645	44,888
Funds flow from operations*	32,887	35,174	68,892	71,262
* Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.
Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly-traded, oil exploration and production company whose activities are concentrated in two main geographic areas: the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”).

SELECTED QUARTERLY FINANCIAL INFORMATION

	2013		2012				2011
(000s, except per share, price and volume amounts)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3
Average production volumes (Bopd)	18,417	18,001	17,875	18,143	16,978	16,720	12,054	13,406
Average sales volumes (Bopd)	18,539	17,909	19,148	17,124	16,978	16,720	12,054	13,406
Average price ($/Bbl)	90.48	99.21	98.70	96.88	95.84	104.78	99.12	104.00
Oil sales	152,646	159,915	173,864	152,624	148,078	159,426	109,919	128,265
Oil sales, net of royalties	76,223	79,366	92,281	74,540	73,633	77,212	60,609	71,769
Cash flow from operating activities	16,347	51,900	65,250	2,368	24,603	1,771	2,330	3,456
Funds flow from operations*	32,887	36,005	46,839	35,397	35,174	36,088	26,469	37,980
Funds flow from operations per share
- Basic	0.45	0.49	0.63	0.49	0.48	0.49	0.36	0.52
- Diluted	0.40	0.44	0.57	0.47	0.43	0.48	0.35	0.51
Net earnings	10,397	24,878	34,836	11,774	30,149	10,975	30,519	26,110
Net earnings (loss) - diluted	(183)	21,427	32,156	11,774	20,821	10,975	30,519	26,110
Net earnings per share
- Basic	0.14	0.34	0.48	0.16	0.41	0.15	0.42	0.36
- Diluted	—	0.26	0.39	0.16	0.25	0.15	0.41	0.35

Total assets	670,996	672,675	653,425	635,529	620,937	648,012	525,806	465,262
Cash and cash equivalents	101,435	112,180	82,974	45,732	72,230	127,313	43,884	105,007
Convertible debentures	81,830	93,842	98,742	102,920	95,043	105,835	—	—
Total long-term debt, including
current portion	15,224	17,097	16,885	31,878	37,855	57,910	57,609	57,303
Debt-to-funds flow ratio**	0.6	0.7	0.8	1.0	1.0	1.2	0.5	0.5
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

** Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies.

During the second quarter of 2013, TransGlobe has:

•	Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.6 at June 30, 2013;

•	Reported net earnings of $10.4 million, which includes an impairment loss of $19.7 million on the Company's South Mariut assets and a $9.1 million unrealized non-cash gain on convertible debentures;

•	Experienced a reduction in oil sales compared to Q1-2013 primarily as a result of reduced oil prices;

•	Achieved funds flow from operations of $32.9 million;

•	Experienced reduced cash flow from operating activities as compared to Q1-2013, which is mostly due to lower collections on accounts receivable balances; and

•	Spent $19.3 million on capital programs and acquisitions, which were funded entirely with cash on hand.

The accounting for the convertible debentures continued to have a significant impact on important components of the Company’s financial statements:

•	Reported an unrealized gain on convertible debentures of $9.1 million in the second quarter of 2013 (2012 - $8.8 million); and

•
Reported no diluted earnings per share in Q2-2013, which varies significantly from basic earnings per share of $0.14. The prescribed calculation resulted in a significant reduction in diluted earnings per share due to the effect of the convertible debentures. Diluted earnings per share prior to the dilutive effect of the convertible debentures was $0.14.

2013 TO 2012 NET EARNINGS VARIANCES

	$000s	$ Per Share Diluted	% Variance
Q2-2012 net earnings*	30,149	0.40
Cash items
Volume variance	13,036	0.15	42
Price variance	(8,468)	(0.10)	(28)
Royalties	(1,978)	(0.02)	(7)
Expenses:
Production and operating	(6,093)	(0.07)	(20)
Cash general and administrative	917	0.01	3
Exploration	40	—	—
Current income taxes	229	—	1
Realized foreign exchange gain (loss)	(27)	—	—
Issue costs for convertible debentures	241	—	1
Interest on long-term debt	315	—	1
Other income	57	—	—
Total cash items variance	(1,731)	(0.03)	(7)
Non-cash items
Unrealized derivative loss	1	—	—
Unrealized foreign exchange gain	435	0.01	1
Depletion, depreciation and amortization	(298)	—	(1)
Unrealized gain (loss) on financial instruments	260	—	1
Impairment loss	(19,709)	(0.25)	(65)
Stock-based compensation	(447)	(0.01)	(1)
Deferred income taxes	1,688	0.02	6
Deferred lease inducement	2	—	—
Amortization of deferred financing costs	47	—	—
Total non-cash items variance	(18,021)	(0.23)	(59)
Q2-2013 net earnings	10,397	0.14	(66)

Other items affecting diluted earnings per share
Convertible debentures		(0.14)	(34)
Q2-2013 net earnings per share - diluted		—	(100)
* Diluted earnings per share for Q2-2012 is presented prior to the dilutive effect of the convertible debentures in that period.
Net earnings decreased to $10.4 million in Q2-2013 compared to $30.1 million in Q2-2012, which was mainly due to an impairment loss recognized on the Company's South Mariut assets in Q2-2013, combined with increased production and operating costs. The earnings impact of increased volumes were mostly offset by price reductions and increased royalties.

BUSINESS ENVIRONMENT
The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2013		2012
	Q-2	Q-1	Q-4	Q-3	Q-2
Dated Brent average oil price ($/Bbl)	102.44	112.59	109.97	109.61	108.19
U.S./Canadian Dollar average exchange rate	1.023	1.009	0.991	0.995	1.006
The price of Dated Brent oil averaged 9% lower in Q2-2013 compared with Q1-2013. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, the Contractor's share of excess ranges between 0% and 30% depending on the contract. In Yemen, the excess is treated as production sharing oil. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt and 50% to 60% in Yemen. The balance of the production after maximum cost recovery is shared with the respective governments (production sharing oil). Depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the Government’s share of production).
During the political change in Egypt, business processes and operations have generally proceeded as normal. While exploration and development activities have only been subjected to short-term interruptions, the Company has continued to experience delays in the collection of accounts receivable from the Egyptian Government due to the economic impact caused by the political and civil instability in the country. The Company is in continual discussions with the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the accounts receivable balance in full. During the first six months of 2013, the Company collected $106.9 million in accounts receivable from the Egyptian Government. The Company expects to receive approximately $115 million in the second half of 2013 through monthly cash payments and through an additional one and a half cargo liftings. These cargo liftings have a current estimated value of $70 million to $75 million depending on the prevailing oil price at the time of lifting. A typical full cargo lifting is approximately 510,000 barrels.
In late June civil protests in Egypt led to the Egyptian military removing the President from his office.  Immediately following his removal an interim government was appointed and a road map to new elections, that are expected to take place in early 2014, was announced.  These events have had no significant impact on the Company's current operations.  At this time it is not possible for TransGlobe to predict how the transition to a newly-elected government will impact the Company in the long-term.  However, the interim government officials appointed and the significant financial support pledged from neighboring countries are viewed as positive by TransGlobe.
OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Bopd)
Production Volumes

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
Egypt	18,111	16,586	17,890	16,505
Yemen	306	356	319	364
Total Company	18,417	16,942	18,209	16,869

Sales Volumes

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
Egypt	18,111	16,586	17,890	16,505
Yemen	428	392	335	345
Total Company	18,539	16,978	18,225	16,850

Netback
Consolidated

	Six Months Ended June 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	312,561	94.75	307,504	100.27
Royalties	156,972	47.59	156,659	51.08
Current taxes	44,116	13.37	44,582	14.54
Production and operating expenses	32,061	9.72	23,402	7.63
Netback	79,412	24.07	82,861	27.02

	Three Months Ended June 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	152,646	90.48	148,078	95.84
Royalties	76,423	45.30	74,445	48.18
Current taxes	21,042	12.47	21,271	13.77
Production and operating expenses	17,529	10.39	11,436	7.40
Netback	37,652	22.32	40,926	26.49

Egypt

	Six Months Ended June 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	306,034	94.51	300,412	100.01
Royalties	154,496	47.71	153,616	51.14
Current taxes	43,326	13.38	43,572	14.51
Production and operating expenses	28,081	8.67	19,042	6.34
Netback	80,131	24.75	84,182	28.02

	Three Months Ended June 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	148,545	90.13	144,222	95.55
Royalties	74,852	45.42	72,883	48.29
Current taxes	20,536	12.46	20,743	13.74
Production and operating expenses	15,350	9.31	9,094	6.03
Netback	37,807	22.94	41,502	27.49
The netback per Bbl in Egypt decreased 17% and 12%, respectively, in the three and six months ended June 30, 2013 compared with the same periods of 2012. The main reason for the decreased netback was the effect of a 6% and 5% reduction in realized oil prices, respectively, in the three and six months ended June 30, 2013 compared with the same periods of 2012. Production and operating expenses increased by $3.28/Bbl and $2.33/Bbl, respectively, which was principally a result of increased third party oil treatment fees, increased diesel consumption and pricing, and the addition of East Ghazalat production in the third quarter of 2012 which has higher operating costs on a per Bbl basis. The increase in production and operating expenses resulted in an increase in cost oil allocated to the Company, which reduced royalties and taxes on a per Bbl basis. The average selling price during the three months ended June 30, 2013 was $90.13/Bbl, which represents a gravity/quality adjustment of approximately $12.31/Bbl to the average Dated Brent oil price for the period of $102.44/Bbl.
Royalties and taxes as a percentage of revenue decreased slightly to 64% and 65%, respectively, in the three and six months ended June 30, 2013, compared with the 65% and 66% ratios reported in the same periods of 2012.

Yemen

	Six Months Ended June 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	6,527	107.64	7,092	112.95
Royalties	2,476	40.83	3,043	48.46
Current taxes	790	13.03	1,010	16.09
Production and operating expenses	3,980	65.64	4,360	69.44
Netback	(719)	(11.86)	(1,321)	(21.04)

	Three Months Ended June 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	4,101	105.29	3,856	108.10
Royalties	1,571	40.34	1,562	43.79
Current taxes	506	12.99	528	14.80
Production and operating expenses	2,179	55.95	2,342	65.65
Netback	(155)	(3.99)	(576)	(16.14)
In Yemen, the Company experienced negative netbacks per Bbl of $3.99 and $11.86, respectively, in the three and six months ended June 30, 2013. Production and operating expenses on a per Bbl basis remained elevated in Q2-2013 as a result of production being shut-in on Block S-1 for the entire quarter. While production volumes were down, the Company continued to incur the majority of the production and operating costs on Block S-1 which significantly increased production and operating expenses per Bbl. Block S-1 production and operating expenses contributed $12.88/Bbl and $27.30/Bbl, respectively, to the production and operating expenses per Bbl in the tables above for the three and six months ended June 30, 2013. After being shut-in for several months, when production resumed on Block S-1 in July 2012 and again in November 2012 all operating expenses accumulated during the shut-in period were recovered through cost oil within the first two months of production. Similarly, the Block S-1 production and operating costs incurred while shut-in during 2013 will be recovered from cost oil when production resumes.
Royalties and taxes as a percentage of revenue decreased to 51% and 50%, respectively, in the three and six months ended June 30, 2013, compared with 54% and 57% in the same periods of 2012.
GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Six Months Ended June 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	12,706	3.85	12,881	4.20
Stock-based compensation	2,562	0.78	1,977	0.64
Capitalized G&A and overhead recoveries	(1,849)	(0.56)	(1,379)	(0.45)
G&A (net)	13,419	4.07	13,479	4.39

	Three Months Ended June 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	5,799	3.44	6,610	4.28
Stock-based compensation	1,284	0.76	837	0.54
Capitalized G&A and overhead recoveries	(764)	(0.45)	(656)	(0.43)
G&A (net)	6,319	3.75	6,791	4.39
G&A expenses (net) in the three and six months ended June 30, 2013 remained relatively consistent compared with the same periods in 2012. On a per Bbl basis, decreases of 15% and 7%, respectively, in the three and six months ended June 30, 2013 compared with 2012 are mainly the result of increased sales volumes in 2013.

FINANCE COSTS
Finance costs for the three and six months ended June 30, 2013 decreased to $2.2 million and $4.4 million, respectively (2012 - $2.8 million and $9.0 million, respectively). The Company incurred convertible debenture issue costs of $4.6 million during the six months ended June 30, 2012, which caused a significant increase in finance costs during that period. The decrease in finance costs during the first half of 2013 relates principally to the absence of the convertible debenture issue costs in the current year.

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2013	2012	2013	2012
Interest expense	$1,929	$2,244	$3,869	$3,761
Issue costs for convertible debentures	—	241	—	4,630
Amortization of deferred financing costs	283	330	545	630
Finance costs	$2,212	$2,815	$4,414	$9,021
The Company had $18.5 million ($15.2 million net of unamortized deferred financing costs) of long-term debt outstanding at June 30, 2013 (June 30, 2012 - $40.0 million). On June 11, 2013, the Company finalized an amendment to the Borrowing Base Facility, which re-established the borrowing base at $100.0 million and extended the term of the facility to December 31, 2017. The long-term debt that was outstanding under the Borrowing Base Facility at June 30, 2013 bore interest at LIBOR plus an applicable margin that varies from 5.0% to 5.5% depending on the amount drawn under the facility.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$15.10 per common share. The debentures are not redeemable by the Company on or before March 31, 2015 other than in limited circumstances in connection with a change of control of TransGlobe. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted-average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price (or C$18.88 per common share). Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.
DEPLETION AND DEPRECIATION (“DD&A”)

	Six Months Ended June 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	22,430	6.93	22,864	7.61
Yemen	634	10.46	449	7.15
Corporate	176	—	198	—
	23,240	7.05	23,511	7.67

	Three Months Ended June 30
	2013		2012
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	11,540	7.00	11,563	7.66
Yemen	432	11.09	201	5.63
Corporate	88	—	(2)
	12,060	7.15	11,762	7.61
In Egypt, DD&A decreased 9% on a per Bbl basis for the three and six month periods ended June 30, 2013 compared to 2012. This decrease is mostly due to proved plus probable reserve additions during the third and fourth quarters of 2012.
In Yemen, DD&A increased 97% and 46%, respectively, on a per Bbl basis for the three and six month periods ended June 30, 2013 compared to 2012. These increases are due to a smaller reserve base over which capital costs are being depleted and increased future development costs in the first six months of 2013 as compared to 2012.

IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS

On the South Mariut block, the Company drilled two exploration wells during the first quarter of 2013 and one exploration well during the second quarter of 2013, all of which were dry. The Company and its joint interest partner fulfilled their commitments under the terms of the South Mariut Concession Agreement, and elected not to commit to the second and final two-year extension period and subsequently relinquished the block.

Because the Company and its partners have no plans for further exploration in the South Mariut block, the Company recorded an impairment loss on the South Mariut exploration and evaluation assets in the amount of $19.7 million during the second quarter of 2013. The impairment relates to all intangible exploration and evaluation asset costs carried at South Mariut as at June 30, 2013.

CAPITAL EXPENDITURES

	Six Months Ended June 30
($000s)	2013	2012
Egypt	36,093	18,467
Yemen	1,377	373
Acquisitions	—	23,097
Corporate	18	82
Total	37,488	42,019
In Egypt, total capital expenditures in the first six months of 2013 were $36.1 million (2012 - $18.5 million). During the first six months of the year, the Company drilled ten wells at West Gharib (seven oil wells at Arta, one oil well at Hana, along with one oil well and one dry hole at East Arta). The Company also drilled eight oil wells at West Bakr, two oil wells and one dry hole at East Ghazalat, and three dry holes at South Mariut.
OUTSTANDING SHARE DATA
As at June 30, 2013, the Company had 73,894,138 common shares issued and outstanding and 7,000,101 stock options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 7,000,101 common shares of the Company.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 0.6 times at June 30, 2013 (December 31, 2012 - 0.8). This is within the Company’s target range of no more than 2.0 times.
The following table illustrates TransGlobe’s sources and uses of cash during the periods ended June 30, 2013 and 2012:

Sources and Uses of Cash
	Six Months Ended June 30
($000s)	2013	2012
Cash sourced
Funds flow from operations*	68,892	71,262
Transfer from restricted cash	—	807
Issue of convertible debentures	—	97,851
Exercise of stock options	500	1,522
Other	—	168
	69,392	171,610
Cash used
Capital expenditures	37,488	18,922
Deferred financing costs	2,205	—
Transfer to restricted cash	1	—
Acquisitions	—	23,097
Repayment of long-term debt	—	20,000
Finance costs	3,558	6,023
Other	1,517	329
	44,769	68,371
	24,623	103,239
Changes in non-cash working capital	(6,162)	(74,510)
Increase in cash and cash equivalents	18,461	28,729
Cash and cash equivalents – beginning of period	82,974	43,884
Cash and cash equivalents – end of period	101,435	72,613
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company expects to fund its 2013 exploration and development program, which is estimated at $80.0 million ($42.5 million remaining), and contractual commitments through the use of working capital and cash generated by operating activities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks including timely collections of accounts receivable from the Egyptian Government may impact capital resources.
Working capital is the amount by which current assets exceed current liabilities. At June 30, 2013, the Company had working capital of $286.8 million (December 31, 2012 - $262.2 million). The increase to working capital in Q2-2013 is principally the result of an increase in cash and cash equivalents. The majority of the Company’s accounts receivable are due from Egyptian General Petroleum Company ("EGPC"), and the continued political changes in the country have increased EGPC's credit risk, which has increased the Company’s credit risk. The Company is in continual discussions with EGPC and the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the entire accounts receivable balance in full. In addition to receiving variable monthly cash payments, the Company is scheduled to receive one and a half cargo liftings in the second half of 2013 at an estimated value of $70 million to $75 million depending on the prevailing oil price at the time of lifting. A typical full cargo lifting is approximately 510,000 barrels.
At June 30, 2013, TransGlobe had $100.0 million available under a Borrowing Base Facility of which $18.5 million was drawn. As repayments on the Borrowing Base Facility are not expected to commence until 2017, the entire balance is presented as a long-term liability on the Condensed Consolidated Interim Balance Sheets. Repayments will be made as required according to the scheduled reduction of the facility.

($000s)	June 30, 2013	December 31, 2012
Bank debt	18,450	18,450
Deferred financing costs	(3,226)	(1,565)
Long-term debt (net of deferred financing costs)	15,224	16,885

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)			Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued	Yes-Liability	47,031	47,031	—	—	—
liabilities
Long-term debt	Yes-Liability	18,450	—	—	18,450	—
Convertible debentures	Yes-Liability	81,830	—	—	81,830	—
Office, equipment and drilling rig leases	No	18,346	11,328	2,638	2,030	2,350
Minimum work commitments[3]	No	750	750	—	—	—
Total		166,407	59,109	2,638	102,310	2,350

[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.

[2]	Payments denominated in foreign currencies have been translated at June 30, 2013 exchange rates.

[3]	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.
The Company is subject to certain office, equipment and drilling rig leases.
Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2014.
Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease to be evaluated annually. Based on the Company's annual Reserve Report effective December 31, 2012, no additional fees were due in 2013.
Pursuant to the June 7, 2012 and July 26, 2012 share purchase agreements for a combined 100% operated interest in the South Alamein concession in Egypt, the Company has a commitment to drill one well (all financial commitments have been met) prior to the termination of the final two-year extension period, which expires on April 5, 2014.
In the normal course of its operations, the Company may be subject to litigation proceedings and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2013.

CHANGES IN ACCOUNTING POLICIES
New accounting policies
IFRS 10 (new) "Consolidated Financial Statements"
In May 2011, the IASB issued IFRS 10 to replace SIC-12, "Consolidation - Special Purpose Entities", and parts of IAS 27, "Consolidated and Separate Financial Statements". IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 11 (new) "Joint Arrangements"
In May 2011, the IASB issued IFRS 11 to replace IAS 31, "Interests in Joint Ventures", and SIC-13, "Jointly Controlled Entities - Non-monetary Contributions by Venturers". IFRS 11 requires entities to follow the substance rather than legal form of a joint arrangement and removes the choice of accounting method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 12 (new) "Disclosure of Interests in Other Entities"
In May 2011, the IASB issued IFRS 12, which aggregates and amends disclosure requirements included within other standards. IFRS 12 requires entities to provide disclosures about subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 13 (new) "Fair Value Measurement"
In May 2011, the IASB issued IFRS 13 to clarify the definition of fair value and provide guidance on determining fair value. IFRS 13 amends disclosure requirements included within other standards and establishes a single framework for fair value measurement and disclosure. IFRS 13 is effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted this standard for the year ending December 31, 2013. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 1 (revised) “Presentation of Financial Statements”
In June 2011, the IASB issued amendments to IAS 1 to require separate presentation for items of other comprehensive income that would be reclassified to profit or loss in the future from those that would not. These amendments are effective for annual periods beginning on or after July 1, 2012; accordingly, the Company has adopted these amendments for the year ending December 31, 2013. These amendments had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 19 (revised) “Employee Benefits”
In June 2011, the IASB issued amendments to IAS 19 to revise certain aspects of the accounting for pension plans and other benefits. The amendments eliminate the corridor method of accounting for defined benefit plans, change the recognition pattern of gains and losses, and require additional disclosures. These amendments are effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted these amendments for the year ending December 31, 2013. These amendments had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 28 (revised) “Investments in Associates and Joint Ventures”
In May 2011, the IASB issued amendments to IAS 28 to prescribe the accounting for investments in associates and set out the requirements for applying the equity method when accounting for investments in associates and joint ventures. These amendments are effective for annual periods beginning on or after January 1, 2013; accordingly, the Company has adopted these amendments for the year ending December 31, 2013. These amendments had no material impact on the Condensed Consolidated Interim Financial Statements.
Future changes to accounting policies
As at the date of authorization of the Condensed Consolidated Interim Financial Statements the following Standards and Interpretations which have not yet been applied in the Condensed Consolidated Interim Financial Statements have been issued but are not yet effective:
IFRS 9 (revised) "Financial Instruments: Classification and Measurement"
In November 2009, the IASB issued IFRS 9 as part of its project to replace IAS 39, "Financial Instruments: Recognition and Measurement". In October 2010, the IASB updated IFRS 9 to include the requirements for financial liabilities. IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of this standard on its Condensed Consolidated Interim Financial Statements.

IFRS 10 (revised) "Consolidated Financial Statements"
In October 2012, the IASB issued amendments to IFRS 10 to define investment entities, provide an exception to the consolidation of investment entities by a parent company, and prescribe fair value measurement to measure such entities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments on its Condensed Consolidated Interim Financial Statements.
IFRS 12 (revised) "Disclosure of interests in other entities"
In October 2012, the IASB issued amendments to IFRS 12 to prescribe disclosures about significant judgments and assumptions used to determine whether an entity is an investment entity as well as other disclosures regarding the measurement of such entities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments on its Condensed Consolidated Interim Financial Statements.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments to its Condensed Consolidated Interim Financial Statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
No changes were made to the Company’s internal control over financial reporting during the period ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Condensed Consolidated Interim Statements of Earnings and Comprehensive Income
(Unaudited – Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2013	2012	2013	2012

REVENUE
Oil sales, net of royalties	$76,223	$73,633	$155,589	$150,845
Derivative gain (loss) on commodity contracts	—	(1)	—	(125)
Finance revenue	183	126	229	251
	76,406	73,758	155,818	150,971

EXPENSES
Production and operating	17,529	11,436	32,061	23,402
General and administrative	6,319	6,791	13,419	13,479
Foreign exchange (gain) loss	(2,210)	(1,802)	(3,728)	(2,174)
Finance costs	2,212	2,815	4,414	9,021
Exploration	71	111	178	671
Depletion, depreciation and amortization	12,060	11,762	23,240	23,511
Unrealized (gain) loss on financial instruments	(9,098)	(8,838)	(12,088)	(998)
Impairment of exploration and evaluation assets	19,710	1	19,710	17
	46,593	22,276	77,206	66,929

Earnings before income taxes	29,813	51,482	78,612	84,042
Income tax expense (recovery) - current	21,042	21,271	44,116	44,582
- deferred	(1,626)	62	(779)	(1,664)
	19,416	21,333	43,337	42,918
NET EARNINGS AND COMPREHENSIVE
INCOME FOR THE PERIOD	$10,397	$30,149	$35,275	$41,124

Earnings per share
Basic	$0.14	$0.41	$0.48	$0.56
Diluted	$—	$0.25	$0.26	$0.50

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

	As at	As at
	June 30, 2013	December 31, 2012

ASSETS
Current
Cash and cash equivalents	$101,435	$82,974
Accounts receivable	222,318	221,017
Prepaids and other	10,083	6,813
	333,836	310,804
Non-Current
Restricted cash	783	782
Intangible exploration and evaluation assets	33,220	48,414
Property and equipment
Petroleum properties	291,047	280,895
Other assets	3,930	4,350
Goodwill	8,180	8,180
	$670,996	$653,425

LIABILITIES
Current
Accounts payable and accrued liabilities	$47,031	$48,587
	47,031	48,587
Non-Current
Long-term debt	15,224	16,885
Convertible debentures	81,830	98,742
Deferred taxes	51,585	52,363
Other long-term liabilities	881	988
	196,551	217,565

SHAREHOLDERS' EQUITY
Share capital	159,401	158,721
Contributed surplus	14,344	11,714
Retained earnings	300,700	265,425
	474,445	435,860
	$670,996	$653,425

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2013	2012	2013	2012

Share Capital
Balance, beginning of period	$159,259	$154,631	$158,721	$154,263
Stock options exercised	104	1,254	500	1,522
Transfer to share capital on exercise of options	38	435	180	535
Balance, end of period	$159,401	$156,320	$159,401	$156,320

Contributed Surplus
Balance, beginning of period	$12,879	$9,252	$11,714	$8,538
Stock-based compensation expense	1,503	1,027	2,810	1,841
Transfer to share capital on exercise of options	(38)	(435)	(180)	(535)
Balance, end of period	$14,344	$9,844	$14,344	$9,844

Retained Earnings
Balance, beginning of period	$290,303	$188,666	$265,425	$177,691
Net earnings	10,397	30,149	35,275	41,124
Balance, end of period	$300,700	$218,815	$300,700	$218,815

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2013	2012	2013	2012
CASH FLOWS RELATED TO THE FOLLOWING
ACTIVITIES:

OPERATING
Net earnings for the period	$10,397	$30,149	$35,275	$41,124
Adjustments for:
Depletion, depreciation and amortization	12,060	11,762	23,240	23,511
Deferred lease inducement	113	115	228	229
Impairment of exploration and evaluation costs	19,710	1	19,710	17
Stock-based compensation	1,284	837	2,562	1,977
Finance costs	2,212	2,815	4,414	9,021
Income tax expense	19,416	21,333	43,337	42,918
Unrealized (gain) loss on commodity contracts	—	1	—	125
Unrealized (gain) loss on financial instruments	(9,098)	(8,838)	(12,088)	(998)
Unrealized (gain) loss on foreign currency translation	(2,165)	(1,730)	(3,670)	(2,080)
Income taxes paid	(21,042)	(21,271)	(44,116)	(44,582)
Changes in non-cash working capital	(16,540)	(10,571)	(645)	(44,888)
Net cash generated by (used in) operating activities	16,347	24,603	68,247	26,374

INVESTING
Additions to intangible exploration and evaluation assets	(1,040)	(1,250)	(4,516)	(1,521)
Additions to petroleum properties	(18,229)	(12,811)	(32,906)	(16,772)
Additions to other assets	(26)	(389)	(66)	(629)
Business acquisitions	—	(23,097)	—	(23,097)
Changes in restricted cash	—	808	(1)	807
Changes in non-cash working capital	(4,624)	(24,145)	(5,517)	(32,085)
Net cash generated by (used in) investing activities	(23,919)	(60,884)	(43,006)	(73,297)

FINANCING
Issue of common shares for cash	104	1,254	500	1,522
Financing costs	(2,155)	(383)	(2,205)	(383)
Interest paid	(185)	(586)	(3,558)	(1,393)
Issue of convertible debentures	—	—	—	97,851
Issue costs for convertible debentures	—	(241)	—	(4,630)
Repayments of long-term debt	—	(20,000)	—	(20,000)
Decrease in other long-term liabilities	(141)	(165)	(285)	(329)
Changes in non-cash working capital	—	1,658	—	2,463
Net cash generated by (used in) financing activities	(2,377)	(18,463)	(5,548)	75,101
Currency translation differences relating to cash and cash equivalents	(796)	(339)	(1,232)	168
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(10,745)	(55,083)	18,461	28,346

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	112,180	127,313	82,974	43,884

CASH AND CASH EQUIVALENTS, END OF PERIOD	$101,435	$72,230	$101,435	$72,230

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe's common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe's forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company's management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration budget. In addition, information and statements relating to "resources" are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe's expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe's oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company's control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe's public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact:

Investor Relations
Scott Koyich
Telephone: (403) 264-9888
Email: investor.relations@trans-globe.com
Web site: www.trans-globe.com